Exhibit 99.1
METALINK LTD.

UNAUDITED FINANCIAL STATEMENTS
As of June 30, 2016

METALINK LTD.

UNAUDITED FINANCIAL STATEMENTS
As of June 30, 2016

METALINK LTD.

BALANCE SHEETS
(U.S. dollars in thousands)

	June 30,	December 31,
	2016	2015
ASSETS
Current assets
Cash and cash equivalents	$4,456	$4,573
Other receivables	-	2
Prepaid expenses	17	9
Total current assets	4,473	4,584

Total assets	$4,473	$4,584

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Other payables and accrued expenses (note 3)	$173	$169
Total current liabilities	173	169

Shareholders' equity
Ordinary shares of NIS 1 par value (5,000,000 shares authorized, 2,780,707 shares issued and 2,690,857 shares outstanding as of June 30, 2016 and December 31, 2015)	790	790
Additional paid-in capital	158,111	158,111
Accumulated deficit	(144,716)	(144,601)
	14,185	14,300

Treasury stock, at cost: 89,850 shares as of
June 30, 2016 and December 31, 2015	(9,885)	(9,885)
Total shareholders' equity	4,300	4,415

Total liabilities and shareholders' equity	$4,473	$4,584

/s/ Uzi Rozenberg	/s/Shay Evron
Uzi Rozenberg Chairman of the Board	Shay Evron Acting CEO & CFO

The accompanying notes are an integral part of the financial statements

 METALINK LTD.

STATEMENTS OF OPERATIONS
(U.S. dollars in thousands except share data)

	6 months ended June 30	12 months ended December 31	12 months ended December 31
	2016	2015	2014

Revenues	$-	$506	$34
Cost of revenues	-	217	23

Gross profit (loss)	-	289	11

Sales and marketing	-	84	3
General and administrative	121	175	272

Operating profit (loss)	(121)	30	(264)

Financial income , net	6	12	-
Net profit (loss)	$(115)	$42	$(264)

Per share data-

Basic and Diluted earnings (loss)	$(0.043)	$0.016	$(0.098)

Shares used in computing earnings (loss) per ordinary share:

Basic and Diluted	2,690,857	2,690,857	2,690,857

The accompanying notes are an integral part of the financial statements

METALINK LTD.

STATEMENTS OF SHAREHOLDERS' EQUITY
(U.S. dollars in thousands, except share data)

	Number of	Number of		Additional	Treasury
	Outstanding	treasury	Share	paid-in	Stock	Accumulated
	Shares	shares	Capital	capital	(at cost)	deficit	Total
Balance at
January 1, 2014	2,780,707	89,850	$790	$158,111	$(9,885)	$(144,379)	$4,637

Changes during 2014:
Net profit for the year	-	-	-	-	-	(264)	(264)
Balance at
December 31, 2014	2,780,707	89,850	790	158,111	(9,885)	(144,643)	4,373

Changes during 2015:
Net profit for the year	-	-	-	-	-	42	42
Balance at
December 31, 2015	2,780,707	89,850	790	158,111	(9,885)	(144,601)	4,415

Changes during first six month of 2016:
Net profit for the period	-	-	-	-	-	(115)	(115)
Balance at
June 30, 2016	2,780,707	89,850	$790	$158,111	$(9,885)	$(144,716)	$4,300

METALINK LTD.

STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	6 Months ended June 30,	12 Months ended December 31,
	2 0 1 6	2 0 1 5	2 0 1 4
	(in thousands)

Cash flows from operating activities:
Net income (loss)	$(115)	$42	$(264)
Adjustments to reconcile net income to net cash used in operating activities (Appendix)	(2)	(6)	-
Net cash provided by (used in) continuing operating activities	(117)	36	(264)

Increase (Decrease) in cash and cash equivalents	(117)	36	(264)
Cash and cash equivalents at beginning of year	4,573	4,537	4,801
Cash and cash equivalents at end of year	$4,456	$4,573	$4,537

Adjustments to reconcile net income to net
cash provided by (used in) operating activities:

Depreciation and amortization	$-	$-	$2

Changes in operating assets and liabilities:

Decrease (increase) in assets:
Other receivables and prepaid expenses	(7)	15	(20)
Inventories	-	176	(64)
Increase (decrease) in liabilities:
Trade accounts payable	(1)	(70)	72
Other payables and accrued expenses	6	(127)	10

	$(2)	$(6)	$-

METALINK LTD.

NOTES TO FINANCIAL STATEMENTS
(US dollars in thousands, except share and per share data)

NOTE 1    -   GENERAL

Metalink Ltd. (the "Company") is an Israeli fabless semiconductor. The Company's broadband silicon solutions enable very high speed streaming video, voice and data transmission and delivery throughout worldwide communication networks. The Company operates in one business segment. The Company generates revenues from the sale of its products mainly in Asia.

 Sales of the WLAN operation

On February 15, 2010 the Company completed the sale of the wireless local area network (WLAN) business to Lantiq, a newly-formed fabless semiconductor company funded by Golden Gate Capital for up to $16,604 in cash as follows:
•	$5,700 was paid concurrently with the closing, of which $3,750 was used to repay the first installment under Metalink's loan agreement with an institutional investor;
•	$2,000 was paid throughout the year 2010; and
•	Earn-out payments of up to an aggregate $8,000, contingent upon the acquired business achievement of specified performance targets through March 2012. Those targets were not achieved.

Since then and until 2015 the Company has continued to support only its DSL activities. In the beginning of 2015 the Company  shipped its  last purchase order of DSL chips which marked the last order that will be received in the future for its DSL chips. Since then, the Company had no revenue - producing operations.

On March 8, 2010 the NASDAQ staff informed the  Company  that it has regained compliance with the minimum bid price requirement in Listing Rule 5550(a)(2) and the minimum shareholders' equity requirement in Listing Rule 5550(b)(1). On April 21, 2011, the Company's ordinary shares were delisted from The NASDAQ Capital Market and are currently quoted on the "OTCQB" market under the symbol "MTLK".

NOTE 2     -  SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared in accordance with U.S. generally accepted accounting principles.

A.	Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

METALINK LTD.

NOTES TO FINANCIAL STATEMENTS
(US dollars in thousands, except share and per share data)

NOTE 2      -   SIGNIFICANT ACCOUNTING POLICIES (Cont.)

B.	Financial Statements in U.S. Dollars

The reporting currency of the Company is the U.S. dollar ("dollar" or "$"). The currency of the primary economic environment in which the operations of the Company are conducted is the dollar, and the dollar has been determined to be the Company's functional currency.

Transactions and balances originally denominated in dollars are presented at their original amounts. Non-dollar transactions and balances have been re-measured into dollars in accordance with the principles set forth in ASC 830 ("Foreign Currency Matters"). All exchange gains and losses from re-measurement of monetary balance sheet items resulting from transactions in non-dollar currencies are reflected in the statements of operations as they arise.

C.	Cash Equivalents

Cash equivalents consist of short-term, highly liquid investments that are readily convertible into cash with original maturities when purchased of three months or less.

D.	Allowance for doubtful accounts

The allowance for doubtful accounts has been made on the specific identification basis. The Company maintains an allowance for doubtful accounts, which management believes adequately covers all anticipated losses in respect of trade receivables. As of June 30, 2016, December 31, 2015 and December 31, 2014 no amounts for doubtful accounts were required.

E.	Revenue Recognition

The Company recognizes revenue upon the shipment of its products to the customer provided that persuasive evidence of an arrangement exists, title has been transferred, the price is fixed, collection of resulting receivables is probable and there are no remaining significant obligations. The Company generally provides a warranty period for up to 12 months at no extra charge. No warranty provision has been recorded for any of the reported periods, since based on the past experience, such amounts have been insignificant.

F.	Net Profit (Loss) Per Ordinary Share

Basic and diluted net profit (loss) per share have been computed in accordance with ASC 260-10 (formerly SFAS No. 128, "Earnings per Share") using the weighted average number of ordinary shares outstanding. Basic profit (loss) per share excludes any dilutive effect of options and warrants.

METALINK LTD.

NOTES TO FINANCIAL STATEMENTS
(US dollars in thousands, except share and per share data)

NOTE 2      -   SIGNIFICANT ACCOUNTING POLICIES (Cont.)

G.	Stock-based compensation

The Company applies ASC 718-10 (formerly SFAS No. 123(R), "Share Based Payment"). The Company's net profits (loss) for  the period ended June 30, 2016 and the years ended December 31, 2015 and 2014 includes $0 of compensation expenses related to the Company's share-based compensation awards, respectively.

For purposes of estimating fair value in, the Company utilized the Black-Scholes option-pricing model. The following assumptions were utilized in such calculations for the period ended June 30, 2016 and the years 2015 and 2014:

	June 30, 2 0 1 6	2 0 1 5	2 0 1 4

Risk-free interest rate	None	None	None
Expected life (in years)	None	None	None
Expected volatility	None	None	None
Expected dividend yield	None	None	None

The Company determines the expected life used in fair valuation of newly granted awards, based on its past experience.

The Company believes that this calculation provides a reasonable estimate of expected life for the Company's employee stock options. No adjustments to previous years assumptions have been made.

The grant date fair value of the Restricted Stock Units (RSU) was determined using the closing price of the Company's stock on the day of issuance.

The Company determined the risk-free interest rate in accordance with ASC 718-10-55-28. The Company uses U.S. treasury zero-coupon issues with remaining time equal the expected term.

H.	Equity instruments issued to other than employees for acquiring, or in conjunction with selling goods or services

The Company applies ASC 505-50 (formerly EITF 96-18), ("accounting for equity instruments issued to other than employees for acquiring, or in conjunction with selling, goods or services"). The Company's compensation expenses related to the Company's equity-based compensation awards for the period ended June 30, 2016 and the years ended December 31, 2015 and 2014 were $0.

METALINK LTD.

NOTES TO FINANCIAL STATEMENTS
(US dollars in thousands, except share and per share data)

NOTE 2     -    SIGNIFICANT ACCOUNTING POLICIES (Cont.)

I.	Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, bank deposits, marketable securities and trade receivables.

(i)
As of June 30, 2016, the Company had cash and cash equivalents that totaled to $4,456 all of which are deposited in a major Israeli financial institution. As of December 31, 2015, the Company had cash and cash equivalents that totaled to $4,573 all of which were deposited in a major Israeli financial institution. Management believes that the financial institutions holding the Company's cash and cash equivalents and its deposits are financially sound.

J.	Fair Value of Financial Instruments

The financial instruments of the Company consist mainly of cash and cash equivalents, current accounts receivable, accounts payable and accruals. In view of their nature, the fair value of the financial instruments included in working capital of the Company is usually identical or substantially similar to their carrying amounts.

NOTE 3     -  COMMITMENTS AND CONTINGENT LIABILITIES

In August 30, 2011 the Company received a letter from Tmura Fund (from The Office of the Chief Scientist within the Ministry of Industry and Trade) (hereby "the fund") according to which - the Company is required to pay The Office of the Chief Scientist a sum of $247 for royalties to The Office of the Chief Scientist on the basis of income derived from the sale of the WLAN business to Lantiq.

On September 15, 2011 the Company replied that it disagrees to the Company's obligation of paying any amount on the basis of income derived from the selling agreement.

Until this day, the disagreement has not been resolved. The Company is of the opinion that the demand has no merits and intends to vigorously defend its case. The Company recorded a provision, included in other payables and accrued expenses, intended for legal claims against the Company including the above mentioned demand dated August 30, 2011, which Company's management believes is sufficient under the circumstances.